SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: March 23, 2004

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as Rostelecom
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA STR.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

        Registrant’s telephone number, international: +7 095 973 9940

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

        On March 19, 2004, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the “Company”) announced a number of changes to its international long-distance (ILD) tariffs for subscribers across Russia become effective from April 1, 2004. A copy of the press release announcing tariffs change is attached hereto as Exhibit 99.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2004	By: /signed/ Vladimir I. Androsik Name: Vladimir I. Androsik Title: Deputy General Director - Finance Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number                         Description

1.	English translation of the press release announced a number of changes to Company’s international long-distance (ILD) tariffs.

For immediate release

ROSTELECOM INTRODUCES NEW COMPETITVE ILD TARIFFS FOR RUSSIAN SUBSCRIBERS AND OPENS TWO NEW INTERNATIONAL DESTINATIONS

Moscow – March 19, 2004 – Rostelecom (NYSE: ROS; RTS and MICEX: RTKM, RTKMP), Russia’s national long-distance telecommunications operator, today announced a number of changes to its international long-distance (ILD) tariffs for subscribers across Russia1 that will become effective as of April 1, 2004. Also on that date, the Company will begin offering ILD services to Russian subscribers calling the Comoro Islands, as well as resume ILD services to Russian subscribers calling Afghanistan.

Rostelecom’s Commercial Director Gioulnara Khasianova commented, “these initiatives have been made possible due to our cooperation with international operators, particularly on the optimization of international settlement rates. As a result of these relationships, Rostelecom is able to introduce a flexible tariff policy for subscribers across Russia, which will enhance the competitiveness of the services offered by Rostelecom and regional operators. The new tariffs are in line with the market and take into account the Company’s costs associated with traffic termination outside of Russia. Additionally we have been able to eliminate the disparity between tariffs for residential subscribers and corporate clients as well as between working and non-working days. Consequently, we expect to see growth both in traffic and revenue.”

The new tariff policy implies the following changes:

  Decreasing ILD tariffs for residential and corporate clients on calls to the most popular destinations — on working days tariffs on calls to fixed-line numbers in Europe will be reduced.
  Decreasing ILD tariffs for corporate clients to almost all international destinations on working days.
  Bringing ILD tariffs during holidays and weekends in line with the market and moving from three tariff intervals (working hours, non-working hours and holidays/weekends) to two intervals (peak hours2 and off-peak hours3).
  Bringing tariffs on calls to Belarus in line with the cost of traffic termination.

Additionally, Rostelecom is introducing different ILD tariffs for calls to fixed-line and mobile numbers. Charges for calls to mobile numbers will be more expensive, which is a worldwide used practice as termination rates charged by mobile companies are normally higher than those charged by fixed-line operators.

Finally, as of April 1, 2004 Rostelecom will open a new international destination – Comoro Islands (code 269) – and resume offering ILD services to subscribers calling Afghanistan (code 93).

1   These changes do not apply to calls from Moscow where Rostelecom has already rebalanced its ILD tariffs
2   From 8 am until 8 pm on working days
3   From 8 pm until 8 am on working days as well as during weekends and holidays

        Certain statements in this press-release are “forward-looking statements” within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

        These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

        These risks include the risk of changes the Company’s operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

        For a more detailed discussion of these and other factors, see the Company’s Annual Report on Form 20-F for its most recently completed fiscal year and the Company’s other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company’s ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

        The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.

For further details please contact

Anna Kareva
Director for public and investor relations
Tel.: + 7 095 973 9920
Fax: + 7 095 787 2850
e-mail: kareva@hq.rt.ru